                                                Filed pursuant to rule 424(b)(3)
                                                           File number 333-34410


                              Dated July 21, 2000

                                151,282 Shares

                              ACTUATE CORPORATION

                                 Common Stock

                               _________________


     INVESTING IN OUR COMMON STOCK INVOLVES CERTAIN RISKS. SEE "RISK FACTORS" STARTING ON PAGE 4.

                               _________________

     The selling stockholders listed on page 13 are offering and selling 151,282 shares of our common stock under this prospectus.

     The selling stockholders may offer their Actuate stock through public or private transactions, on or off the Nasdaq National Market, at prevailing market prices, or at privately negotiated prices.

     Our common stock is traded on The Nasdaq National Market under the symbol "ACTU." On April 6, 2000, the closing bid price of the common stock on The Nasdaq National Market was $43.38 per share.

                           ________________________

    Neither the Securities and Exchange Commission Nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                           _________________________



               The date of this Prospectus is July 21, 2000

                                ______________

                                   TABLE OF
                                   CONTENTS


                                                                Page
                                                                ----
Business of Actuate Corporation                                   3
Risk Factors                                                      4
Forward-Looking Statements                                       12
Use of Proceeds                                                  12
Selling Stockholders                                             13
Plan of Distribution                                             14
Legal Matters                                                    14
Experts                                                          14
Where You Can Find More Information                              14

                            THE BUSINESS OF ACTUATE

     Actuate Corporation is a leading provider of e.Reporting solutions that automate the creation and delivery of structured, personalized content, providing tens of thousands of users with instant access to high-resolution, customized business information that is seamlessly integrated into a company's e.Business website. We sell our software products directly to end user customers through our direct sales force and through indirect channel partners such as e.Business application vendors, resellers and distributors. e.Business application vendors generally integrate our products with their applications and either embed them into their products or resell them with their products. Our other indirect channel partners resell our software products to end user customers.

     We sell our products outside the United States primarily through our European subsidiaries and other distributors. Our revenues are derived primarily from license fees for software products and, to a lesser extent, fees for services relating to such products, including software maintenance and support, training and consulting. We were incorporated in California in November 1993 and reincorporated in Delaware in July 1998.

     Our principle executive offices are located at 701 Gateway Boulevard, South San Francisco, California 94080 and our telephone number is (650) 837-2000.

                        ______________________________

     This Prospectus includes trademarks of Actuate and other corporations.

                        ______________________________

                                 RISK FACTORS

OUR OPERATING RESULTS MAY BE VOLATILE AND DIFFICULT TO PREDICT. IF WE FAIL TO MEET THE EXPECTATIONS OF PUBLIC MARKET ANALYSTS AND INVESTORS, THE MARKET PRICE OF OUR STOCK MAY DECREASE SIGNIFICANTLY.

     The susceptibility of our operating results to significant fluctuations makes any prediction of future operating results unreliable. In addition, we believe that period-to-period comparisons of our operating results are not necessarily meaningful and you should not rely on them as indications of our future performance. Our operating results have in the past, and may in the future, vary significantly due to factors such as the following:

     - demand for our products;
     - the size and timing of significant orders for our products;
     - sales cycles of our indirect channel partners;
     - changes in pricing policies by us or our competitors;
     - changes in our level of operating expenses and our ability to control costs;
     - budgeting cycles of our customers;
     - ability to make new products commercially available in a timely manner;
     - failure to successfully manage acquisitions made by us;
     - defects in our products and other product quality problems;
     - failure to meet hiring needs and unexpected personnel changes;
     - the management and expansion of our international operations;
     - changes in our sales incentive plans;
     - continued successful relationships and the establishment of new relationships with e.Business application vendors;
     - the impact of consolidation by competitors and indirect channel partners; and
     - general domestic and international economic and political conditions.

     Because our software products are typically shipped shortly after orders are received, total revenues in any quarter are substantially dependent on orders booked and shipped throughout that quarter. Furthermore, several factors may require us, in accordance with generally accepted accounting principles in the United States, to defer recognition of license fee revenue for a significant period of time after entering into a license agreement, including:

     - whether the license agreement includes both software products that are then currently available and software products or other enhancements that are still under development;
     - whether the license agreement relates entirely or partly to then currently undeliverable software products; and
     - whether the license agreement includes acceptance criteria that may preclude revenue recognition prior to customer acceptance.

     In addition, we may in the future experience fluctuations in our gross and operating margins due to changes in the mix of our domestic and international revenues and changes in the mix of our direct sales and indirect sales, as well as changes in the mix among the indirect channels through which our products are offered.

     A significant portion of our total revenues in any given quarter is derived from existing customers. Our ability to achieve future revenue growth, if any, will be substantially dependent upon our ability to increase revenues from license fees and services from existing customers, to expand our sales force and to increase the average size of our orders. To the extent that such increases do not occur in a timely manner, our business, operating results and financial condition would be harmed. Our expense levels and plans for expansion, including plans to significantly increase our sales and marketing and research and development efforts, are based in significant part on our expectations of future revenues and are relatively fixed in the short-term. If revenues fall below our expectations and we are unable to quickly reduce our spending in response, our business, operating results and financial condition are likely to be harmed.

     Based upon all of the factors described above, we have a limited ability to forecast future revenues and expenses, and it is likely that in some future quarter our operating results will be below the expectations of public market analysts and investors. In the event that operating results are below expectations, the price of our common stock could decline.

IF WE DO NOT SUCCESSFULLY EXPAND OUR DISTRIBUTION CHANNELS AND DEVELOP AND MAINTAIN RELATIONSHIPS WITH E.BUSINESS APPLICATION VENDORS OUR BUSINESS WOULD BE SERIOUSLY HARMED.

     To date, we have sold our products principally through our direct sales force, as well as through indirect sales channels, such as e.Business application vendors, resellers and distributors. Our revenues from license fees resulting from sales through indirect channel partners were approximately 38% in the first quarter of 2000, 39% in fiscal 1999 and 41% in fiscal 1998. Our ability to achieve significant revenue growth in the future will depend in large part on our success in expanding our sales force and in further establishing and maintaining relationships with e.Business application vendors, resellers and distributors. In particular, a significant element of our strategy is to embed our technology in products offered by e.Business application vendors for resale or as a hosted application to such vendors' customers and end users. We intend to seek additional distribution arrangements with other e.Business application vendors to embed our technology in their products and expect that these arrangements will continue to account for a significant portion of our revenues in future periods. Our future success will depend on the ability of our indirect channel partners to sell and support our products. If the sales and implementation cycles of our indirect channel partners are lengthy or variable or our e.Business application vendors experience difficulties embedding our technology into their products or we fail to train the sales and customer support personnel of such indirect channel partners in a timely fashion, our business, operating results and financial condition would be harmed.

     Although we are currently investing, and plan to continue to invest, significant resources to expand and develop relationships with e.Business application vendors, we have at times experienced and continue to experience difficulty in establishing and maintaining these relationships. If we are unable to successfully expand these distribution channels and secure license agreements with additional e.Business application vendors on commercially reasonable terms and extend existing license agreements with existing e.Business and application vendors on commercially reasonable terms our operating results would be harmed. Any inability by us to maintain existing or establish new relationships with indirect channel partners or, if such efforts are successful, a failure of our revenues to increase correspondingly with expenses incurred in pursuing such relationships, would harm our business, operating results and financial condition.

IF THE MARKET FOR WEB BASED REPORTING SOFTWARE DOES NOT GROW AS WE EXPECT OUR BUSINESS WOULD BE SERIOUSLY HARMED.

     The market for Web based reporting software products is still emerging and we cannot be certain that it will continue to grow or that, even if the market does grow, businesses will adopt our products. If the market for Web based reporting products fails to grow or grows more slowly than we expect, our business, operating results and financial condition would be harmed. To date, all of our revenues have been derived from licenses for our reporting and related products and services, and we expect this to continue for the foreseeable future. We have spent, and intend to continue to spend, considerable resources educating potential customers and indirect channel partners about Web based reporting and our products. However, if such expenditures do not enable our products to achieve any significant degree of market acceptance our business, operating results and financial condition would be harmed.


WE MAY MAKE FUTURE ACQUISITIONS AND ACQUISITIONS INVOLVE NUMEROUS RISKS

The Web reporting software business is highly competitive, and as such, our growth is dependent upon market growth and our ability to enhance our existing products, introduce new products on a timely basis and expand our distribution channels and professional services organization. One of the ways we have addressed and will continue to address the need to expand our distribution channels, develop new products and expand our professional service organization is through acquisitions of other companies. Acquisitions involve numerous risks, including the following:

     - difficulties in integration of the operations, technologies, and products of the acquired companies;
     - the risk of diverting management's attention from normal daily operations of the business;
     - risks of entering markets in which we have no or limited direct prior experience; and
     -    the potential loss of key employees of the acquired company.

     Mergers and acquisitions of high-technology companies are inherently risky, and no assurance can be given that any acquisition will be successful and will not materially adversely affect our business, operating results or financial condition. Failure to manage growth effectively and successfully integrate acquisitions made by us could harm our business and operating results.


WE MAY NOT BE ABLE TO COMPETE SUCCESSFULLY AGAINST CURRENT AND FUTURE
COMPETITORS.

     The market in which we compete is intensely competitive and characterized by rapidly changing technology and evolving standards. Our competition comes in five principal forms:

     - direct competition from current or future vendors of reporting solutions such as Seagate Software, Inc. (a division of Seagate Technology, Inc.),MicroStrategy Incorporated and Brio Technology, Inc.;
     - indirect competition from vendors of OLAP and query tools such as Hyperion Solutions Corp., Business Objects S.A., Cognos, Inc. and Microsoft that integrate reporting functionality with such tools;
     - indirect competition from e.Business software vendors such as SAP and Oracle, to the extent they include reporting functionality in their applications; competition from e.Business software vendors and Web development tool vendors; and
     - competition from the information systems departments of current or potential customers that may develop reporting solutions internally which may be cheaper and more customized than our products.

     Many of our current and potential competitors have significantly greater financial, technical, marketing and other resources than us. These competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements or devote greater resources to the development, promotion and sales of their products than us. Also, most current and potential competitors, including companies such as Oracle and Microsoft, have greater name recognition and the ability to leverage significant installed customer bases. These companies could integrate competing Web based reporting software with their products, resulting in a loss of market share for us. We expect additional competition as other established and emerging companies enter the Web based reporting software market and new products and technologies are introduced. Increased competition could result in price reductions, fewer customer orders, reduced gross margins, longer sales cycles and loss of market share, any of which would harm our business, operating results and financial condition.

     Current and potential competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third parties, thereby increasing their ability to address the reporting needs of our prospective customers. For example in 1999 Brio Technology, Inc. completed the acquisition of our competitor SQRIBE Technologies, Inc. Also current or future indirect channel partners have in the past, or may in the future, establish cooperative relationships with our current or potential competitors, thereby limiting our ability to sell our products through particular distribution channels. It is possible that new competitors or alliances among current and new competitors may emerge and rapidly gain significant market share. Such competition could harm our ability to obtain revenues from license fees from new or existing customers and service revenues from existing customers on terms favorable to us. If we are unable to compete successfully against current and future competitors our business, operating results and financial condition would be harmed.

IF WE DO NOT RESPOND TO RAPID TECHNOLOGICAL CHANGES, OUR PRODUCTS COULD BECOME OBSOLETE AND OUR BUSINESS COULD BE SERIOUSLY HARMED.

     The market for our products is characterized by rapid technological changes, frequent new product introductions and enhancements, changing customer demands and evolving industry standards. Any of these factors can render existing products obsolete and unmarketable. We believe that our future success will depend in large part on our ability to support current and future releases of popular operating systems, databases and e.Business software applications, to timely develop new products that achieve market acceptance, and to meet an expanding range of customer requirements. If the announcement or introduction of new products by us or our competitors or any change in industry standards causes customers to defer or cancel purchases of existing products our business, operating results and financial condition would be harmed. As a result of the complexities inherent in Web based reporting, major new products and product enhancements can require long development and testing periods. In addition, customers may delay their purchasing decisions in anticipation of the general availability of new or enhanced versions of our products. As a result, significant delays in the general availability of such new releases or significant problems in the installation or implementation of such new releases could harm our business, operating results and financial condition. If we fail to successfully develop, on a timely and cost effective basis, product enhancements or new products that respond to technological change, evolving industry standards or customer requirements or such new products and product enhancements fail to achieve market acceptance, our business, operating results and financial condition may be harmed.

IF WE DO NOT RELEASE NEW PRODUCTS AND ENHANCEMENTS TO EXISTING PRODUCTS IN A TIMELY MANNER OR IF SUCH NEW PRODUCTS AND ENHANCEMENTS FAIL TO ACHIEVE MARKET ACCEPTANCE OUR BUSINESS COULD BE SERIOUSLY HARMED.

     We believe that our future success will depend in large part on the success of new products and enhancements that we make generally available. Prior to the release of any new products or enhancements, the software must undergo a long development and testing period. To date, the development and testing of new products and enhancements have taken longer than expected. In the event the development and testing of new products and enhancements continue to take longer than expected, the release of new products and enhancements will be delayed. If we fail to release new products and enhancements in a timely manner, our business, operating results and financial condition may be harmed. In addition, if such new products and enhancements do not achieve market acceptance our business, operating results and financial condition may be harmed.

BECAUSE THE SALES CYCLES OF OUR PRODUCTS ARE LENGTHY AND VARIABLE, OUR QUARTERLY RESULTS MAY FLUCTUATE.

     The purchase of our products by our end user customers for deployment within a customer's organization typically involves a significant commitment of capital and other resources, and is therefore subject to delays that are beyond our control. These delays can arise from a customer's internal procedures to approve large capital expenditures, budgetary constraints and the testing and acceptance of new technologies that affect key operations. The sales cycle for an initial order of our products is typically 3 to 6 months and the sales cycle associated with a follow-on large scale deployment of our products typically extends for another 6 to 9 months or longer. We may experience longer sales cycles in the future. Additionally, sales cycles for sales of our products to e.Business application vendors tend to be longer, ranging from 6 to 24 months or more and involve convincing the vendor's entire organization that our products are the appropriate reporting solution for the vendor's application. This time period does not include the sales and implementation cycles of such vendors' own products, which are typically significantly longer than our sales and implementation cycles. Certain of our customers have in the past, or may in the future, experience difficulty completing the initial implementation of our products. Any difficulties or delays in the initial implementation by our end user customers or our indirect channel partners could cause such customers to reject our software or lead to the delay or non-receipt of future orders for the large-scale deployment of our products.

IF WE FAIL TO EXPAND OUR INTERNATIONAL OPERATIONS OUR BUSINESS WOULD BE SERIOUSLY HARMED.

     During the first quarter of 2000 and fiscal 1999 and 1998, we derived 11%, 14% and 6% of our total revenues, respectively, from sales outside North America. Our ability to achieve revenue growth in the future will depend in large part on our success in increasing revenues from international sales. We intend to continue to invest significant resources to expand our sales and support operations outside the United States and to enter additional international markets. In order to expand international sales, we must establish additional foreign operations, expand our international channel management and support organizations, hire additional personnel, recruit additional international distributors and increase the productivity of existing international distributors. If we are not successful in expanding international operations in a timely and cost-effective manner, our business, operating results and financial condition could be harmed.

THERE ARE MANAGEMENT AND OPERATIONAL RISKS ASSOCIATED WITH OUR INTERNATIONAL OPERATIONS THAT COULD SERIOUSLY HARM OUR BUSINESS.

     We have wholly-owned subsidiaries located in Australia, the United Kingdom, France and Germany, and a majority-owned subsidiary in Japan, whose sole business purpose is the marketing, sale and distribution of our software products. We have very limited experience in the management of international operations. We also have a number of other distributors located worldwide. International operations are subject to a number of risks including the following:

     -    costs of localizing products for foreign countries;
     -    difficulty in hiring employees in foreign countries;
     -    trade laws and business practices favoring local competition;
     -    dependence on local vendors;
     - compliance with multiple, conflicting and changing government laws and regulations;
     -    longer sales and payment cycles;
     -    import and export restrictions and tariffs;
     -    difficulties in staffing and managing foreign operations;
     -    greater difficulty or delay in accounts receivable collection;
     -    foreign currency exchange rate fluctuations;
     -    multiple and conflicting tax laws and regulations; and
     -    political and economic instability.

     Because the majority of our international revenues have been denominated to date in U.S. dollars, increases in the value of the United States dollar could increase the price of our products so that they become relatively more expensive to customers in the local currency of a particular country, and result in a reduction in sales and profitability in that country. We believe that an increasing portion of our revenues and costs will be denominated in foreign currencies. To the extent such denomination in foreign currencies does occur, gains and losses on the conversion to U.S. dollars of accounts receivable, accounts payable and other monetary assets and liabilities arising from international operations may contribute to fluctuations in our results of operations. Any of the foregoing factors could harm our business, operating results and financial condition. Although we may from time to time undertake foreign exchange hedging transactions to cover a portion of our foreign currency transaction exposure, we currently do not attempt to cover any foreign currency exposure. If we are not successful in any future foreign exchange hedging transactions that we engage in, our business, operating results and financial condition could be harmed.

TO MANAGE OUR GROWTH AND EXPANSION, WE NEED TO IMPROVE AND IMPLEMENT OUR INTERNAL SYSTEMS, PROCEDURES AND CONTROLS. IF WE ARE UNABLE TO DO SO SUCCESSFULLY, OUR BUSINESS WOULD BE SERIOUSLY HARMED.

     Our rapid expansion in the number of employees and the scope of operations has placed and will continue to place a significant strain on our management, information systems and resources. Any acquisitions made by us will put a significant strain on our management, information systems and resources. In addition, we expect that an expansion of our international operations will lead to increased financial and administrative demands associated with managing our operations in Europe and managing an increasing number of relationships with foreign partners and customers and expanded treasury functions to manage foreign currency risks. Our future operating results will also depend on our ability to further develop indirect channels and expand our support organization to accommodate growth in our installed base. If we fail to manage our expansion effectively our business, operating results and financial condition would be harmed.

THE INABILITY TO ATTRACT AND RETAIN HIGHLY QUALIFIED PERSONNEL IN THE FUTURE WOULD SERIOUSLY HARM OUR BUSINESS.

     From January 1999 through March 2000, we increased our headcount from 149 to 418 full-time employees. Furthermore, significant increases in the number of employees are anticipated during the remainder of 2000 and 2001. In particular, we currently plan to significantly expand the number of employees in sales, customer support and marketing. Our success depends to a significant degree upon the efforts of certain key management, sales, customer support and research and development personnel. We believe that our future success will depend in large part upon our continuing ability to attract and retain highly skilled managerial, sales, marketing, customer support and research and development personnel. Like other software companies, we face intense competition for such personnel, and we have experienced and will continue to experience difficulty in recruiting qualified personnel, particularly in the San Francisco Bay Area, where the employment market for qualified sales, marketing and engineering personnel is extremely competitive.

OUR EXECUTIVE OFFICERS AND CERTAIN KEY PERSONNEL ARE CRITICAL TO OUR BUSINESS AND THESE OFFICERS AND KEY PERSONNEL MAY NOT REMAIN WITH US IN THE FUTURE.

     Our future success depends upon the continued service of our executive officers and other key engineering, sales, marketing and support personnel and none of our officers or key employees is bound by an employment agreement for any specific term. If we lose the service of one or more of our key employees, or if one or more of our executive officers or employees decide to join a competitor or otherwise compete directly or indirectly with us, this could have a significant adverse effect on our business.

THERE ARE RISKS ASSOCIATED WITH THE SOFTWARE INDUSTRY

     The software industry has historically experienced significant periodic downturns, often in connection with, or in anticipation of, declines in general economic conditions during which management information systems budgets often decrease. Such a change in economic conditions could result in a slow down of the purchase of Web based reporting products. If this occurs, our business, operating results and financial condition may in the future reflect substantial fluctuations from period to period as a consequence of buying patterns and general economic conditions in the software industry.

IF OUR PRODUCT CONTAINS MATERIAL DEFECTS, OUR BUSINESS COULD BE SERIOUSLY
HARMED.

     Software products as complex as those offered by us often contain errors or defects, particularly when first introduced, when new versions or enhancements are released and when configured to individual customer computing systems. We currently have known errors and defects in our products. Despite testing conducted by us, if additional defects and errors are found in current versions, new versions or enhancements of our products after commencement of commercial shipment this could result in the loss of revenues or a delay in market acceptance. The occurrence of any of these events could seriously harm our business, operating results and financial condition.

IF A SUCCESSFUL PRODUCT LIABILITY CLAIM IS MADE AGAINST US, OUR BUSINESS WOULD BE SERIOUSLY HARMED.

     Although license agreements with our customers typically contain provisions designed to limit our exposure to potential product liability claims, it is possible that such limitation of liability provisions may not be effective as a result of existing or future laws or unfavorable judicial decisions. We have not experienced any product liability claims to date. However, the sale and support of our products may entail the risk of such claims, which are likely to be substantial in light of the use of our products in business-critical applications. A product liability claim brought against us could seriously harm our business, operating results and financial condition.


IF THE PROTECTION OF OUR PROPRIETARY RIGHTS IS INADEQUATE, OUR BUSINESS COULD BE SERIOUSLY HARMED.

     We have two issued and two pending U.S. patents and we rely primarily on a combination of copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect our proprietary technology.
For example, we license our software pursuant to shrink-wrap or signed license agreements, which impose certain restrictions on licensees' ability to utilize the software. In addition, we seek to avoid disclosure of our intellectual property, including requiring those persons with access to our proprietary information to execute confidentiality agreements with us and restricting access to our source code. We seek to protect our software, documentation and other written materials under trade secret and copyright laws, which afford only limited protection.

     Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. Policing unauthorized use of our products is difficult, and while we are unable to determine the extent to which piracy of our software products exists, software piracy can be expected to be a persistent problem. In addition, the laws of many countries do not protect our proprietary rights to as great an extent as do the laws of the United States. If our means of protecting our proprietary rights is not adequate or our competitors independently develop similar technology, our business could be seriously harmed.

INTELLECTUAL PROPERTY CLAIMS AGAINST US COULD BE COSTLY AND MIGHT RESULT IN THE LOSS OF SIGNIFICANT RIGHTS.

     To date, we have not been notified that our products infringe the proprietary rights of third parties, but we cannot be certain that third parties will not claim infringement by us with respect to current or future products.
We expect Web based reporting software product developers will increasingly be subject to infringement claims as the number of products and competitors in our industry segment grows and the functionality of products in different industry segments overlaps. Any such claims, with or without merit, could be time-consuming to defend, result in costly litigation, divert management's attention and resources, cause product shipment delays or require us to enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms acceptable to us or at all. A successful claim of product infringement against us and our failure or inability to license the infringed or similar technology could harm our business, operating results and financial condition.


OUR COMMON STOCK PRICE MAY BE VOLATILE, WHICH COULD RESULT IN SUBSTANTIAL LOSSES FOR STOCKHOLDERS.

     The market price of shares of our common stock has been and is likely to continue to be highly volatile and may be significantly affected by factors such as the following:

     -    actual or anticipated fluctuations in our operating results;
     -    announcements of technological innovations;
     -    new products or new contracts announced by us or our competitors;
     -    developments with respect to copyrights or proprietary rights;
     -    conditions and trends in the software and other technology industries;
     -    changes in corporate purchasing of e.Business application software;
     -    the announcement of mergers or acquisitions;
     -    adoption of new accounting standards affecting the software industry;
     -    changes in financial estimates by securities analysts;
     - changes in the economic conditions in the United States and abroad; and the purchase or sale of our common stock by "day traders".

     In addition, the stock market has from time to time experienced significant price and volume fluctuations that have particularly affected the market prices for the securities of technology companies. In the past, following periods of volatility in the market price of a particular company's securities, securities class action litigation has often been brought against such company. If we are involved in such litigation, it could result in substantial costs and a diversion of management's attention and resources and could harm our business, operating results and financial condition.

CERTAIN OF OUR CHARTER PROVISIONS AND DELAWARE LAW MAY PREVENT OR DETER A CHANGE IN CONTROL OF ACTUATE.

     Actuate's Certificate of Incorporation, as amended and restated (the "Certificate of Incorporation"), and Bylaws, as amended and restated ("Bylaws"), contain certain provisions that may have the effect of discouraging, delaying or preventing a change in control of Actuate or unsolicited acquisition proposals that a stockholder might consider favorable, including provisions authorizing the issuance of "blank check" preferred stock and eliminating the ability of stockholders to act by written consent. In addition, certain provisions of Delaware law and our 1998 Equity Incentive Plan may also have the effect of discouraging, delaying or preventing a change in control of Actuate or unsolicited acquisition proposals. The anti-takeover effect of these provisions may also have an adverse effect on the public trading price of our common stock.

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                         FORWARD - LOOKING STATEMENTS

     This prospectus, including the documents incorporated by reference herein, contains forward-looking statements that involve risks and uncertainties. Statements contained in this prospectus or incorporated by reference herein that are not purely historical are forward-looking statements within the meaning of
Section 27A of the Securities Act and Section 21E of the 1934 Act, including statements regarding Actuate's expectations, beliefs, intentions or strategies regarding the future. All forward-looking statements included in this document are based on information available to Actuate on the date hereof, and Actuate assumes no obligation to update any such forward-looking statements. Actuate's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those set forth in this prospectus under "Risk Factors." You should carefully consider the risks described in the "Risk Factors" section, in addition to the other information set forth in this prospectus and incorporated by reference herein, before making an investment decision.


                                USE OF PROCEEDS

     All net proceeds from the sale of our common stock will go to the stockholders who offer and sell their shares. Accordingly, we will not receive any proceeds from the sale of the shares by the selling stockholders.

                             SELLING STOCKHOLDERS

     The following table presents selected information, as of March 29, 2000, regarding the number of shares of common stock owned by the selling stockholders and as adjusted to give effect to the sales of the shares of common stock being sold in this offering. Because the selling stockholders are not obligated to sell the shares of common stock, and selling stockholders may also acquire publicly traded shares of our common stock, we cannot know how many shares each selling stockholder will beneficially own after this offering. Therefore, the number of shares listed in the column entitled shares beneficially owned after offering reflects only the current share ownership of the selling stockholders. We may update or supplement this prospectus from time to time to update this information. These shares are being registered to permit public secondary trading of the shares and the selling stockholders may offer these shares for resale from time to time. For a discussion regarding their resale, please see "Plan of Distribution."

     The shares being offered by the selling stockholders were acquired from us in private placement transactions effected on February 29, 2000 and March 16, 2000. The shares were issued under the exemption from the registration requirements of the Securities Act provided by Section 4(2) of the Securities Act. Each of the selling stockholders represented to us that it was acquiring the shares for investment and with no present intention of distributing the shares.

                                              Shares Beneficially                          Shares Beneficially
                                                Owned Before the                             Owned After the
                                                ----------------                             ---------------
                                                    Offering               Shares               Offering
                                                    --------                                    --------
Name and Address of Selling Stockholders      Number      Percent(1)      Offered      Number            Percent(1)
----------------------------------------      ------      ----------      -------      ------            ----------
Sandeep Jain                                  100,000           *          100,000       0                   -
845 Mowry Ave., Suite 120
Fremont, CA 94526

Anita Gupta                                    16,668           *           16,668       0                   -
28 Sparrow Drive
Princeton, NJ 08550

Rohit Mathur                                   11,538           *           11,538       0                   -
2 Kara Court
Matawan, NJ 07747

Barry Clague                                   11,538           *           11,538       0                   -
433 West 21/st/ Street, Apt. 100
New York, NY 10011

Sowmya Narayan                                 11,538           *           11,538       0                   -
28 Sparrow Drive
Princeton, NJ 08550



__________________________

*    Represents less than 1%.

(1) Based on 28,129,055 shares of common stock outstanding as of March 29, 2000.

                             PLAN OF DISTRIBUTION

     The shares offered hereby may be sold by the selling stockholders at various times in one or more of the following transactions:

     .    In the over-the-counter market;

     .    On The Nasdaq National Market;

     .    In privately negotiated transactions; or

     .    In a combination of any of the above transactions.

     The selling stockholders may sell their shares at market prices prevailing at the time of the sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices.

     The selling stockholders may use broker-dealers to sell their shares. If this happens, broker-dealers will either receive discounts or commissions from the selling stockholders, or they will receive commissions from purchasers of shares for whom they acted as agents.

     For the purposes of this prospectus, the term "selling stockholders" shall include donees, pledgees and other assignees selling shares received from a selling stockholder named herein as well as any donees, pledgees and other assignees selling shares received from such donees, pledgees or assignees.

                                 LEGAL MATTERS

     The legality of the securities offered hereby has been passed upon for Actuate by Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, Menlo Park, California.

                                    EXPERTS

     The consolidated financial statements of Actuate Corporation appearing in Actuate Corporation's Annual Report (Form 10-K) for the year ended December 31, 1999, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC's website at "http://www.sec.gov."

     The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

     1. Annual Report on Form 10-K for the year ended December 31, 1999, filed on March 30, 2000;

     2.   Current Report on Form 8-K, filed on March 10, 2000; and

     3.   Current Report on Form 8-K, filed on March 27, 2000.

     4.   Amended Report on Form 8-K/A, filed on May 10, 2000.

     5. Quarterly Report on Form 10-Q for the quarterly period ending March 31, 2000, filed on May 11, 2000.

     2. The description of Actuate capital stock contained in our registration statement on Form 8-A, dated July 10, 1998, including any amendment or report updating such description.

     You may request a copy of these filings, at no cost, by calling us at (650) 837-2000 or by writing to us at the following address:

                              Actuate Corporation
                             701 Gateway Boulevard
                         South San Francisco, CA 94080
                         Attn: Chief Financial Officer

This prospectus is part of a registration statement we filed with the SEC. You should rely only on the information or representations provided in this prospectus. We have authorized no one to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of the document.

                                151,282 Shares



                              ACTUATE CORPORATION



                                 Common Stock



                                ______________


                                July 21, 2000


                                ______________